EXHIBIT 99.1

SAMSON OIL & GAS ANNOUNCES JOINT VENTURE FOR HAWK SPRINGS PROJECT

Denver 1800 hours January 25th, 2011, Perth 1000 hours, January 26th, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that it has entered into a three party participation agreement with Halliburton Energy Services, Inc. and its existing private company partner for the evaluation and development of the Niobrara Formation and other conventional targets in the northern Denver-Julesburg Basin for part of Samson’s Hawk Springs Project in Goshen County, Wyoming.

Under the agreement, Samson and its partner will be free carried through the drilling and completion of two wells with approximate 4,500’ laterals and will be reimbursed for a portion of the cost of the North Platte 3-D seismic survey. Halliburton will acquire 25% equity in the farm-in area (a net 2,819 acres). The transaction has been structured such that the acquisition cost can be valued at a rate of $3,275 per acre. Halliburton retains the option to not drill the second farm-in well; in which event its 25% equity would be reduced to half the project area. (a net 1,410 acres)

The Halliburton farm-in area consists of a gross area of 11,277 acres, including 6,589 net acres currently held by Samson. Assuming completion of both farm-in wells, Samson’s acreage inside the Halliburton farm-in area will be reduced to 4,942 net acres, and Samson’s total holdings in the Hawk Springs Project will be reduced to 14,883 net acres, versus the approximately 16,530 net acres currently held.

Following the completion of the earn in program Samson will retain a weighted average royalty of 3% within the farm in area.

Samson will remain operator of the farmed-in acreage, however as part of the Agreement, Halliburton will be providing project management services, as well as regular oil field services, in support of the drilling, completion and fracture stimulation of the wells.  The Agreement also includes a provision requiring that the service rates charged by Halliburton are market based.

Samson believes that the Agreement delivers a number of significant benefits to Samson:

1)	Partnering with a premier service provider in unconventional reservoirs.

2)	Validation of the acreage value established in the Chesapeake transaction.

3)
Retention of operator status and, with its private company partner, majority control of the Joint Technical Team that will govern the strategic direction of the project after Halliburton’s farm-in wells have been finished.

As previously reported, the North Platte 3-D seismic data is being processed and the first-pass processing products have been delivered and the conventional plays are being mapped. The data quality is excellent and therefore the fracture identification processing is expected to be definitive. These more sophisticated processing products will be delivered in the coming weeks. It is Samson’s intention however to commence the drilling campaign at the end of the first quarter, however this timing is subject to permitting,  drilling equipment availability, and the interpretation of the processed data.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 326 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.99 per ADS on January 25th, 2010 the company has a current market capitalization of approximately US$193 million.  Correspondingly, based on the ASX closing price of A$0.10 on January 25th, 2010, the company has a current market capitalization of A$194 million. The options have been valued at their closing price of A$0.085 on January 25th, 2010 and translated to US$ at the current exchange of 0.99 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED	For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at sec.gov/edgar/searchedgar/webusers.htm.